Filed Pursuant to Rule 424(b)(3)
Registration No. 333-82904-10

SUPPLEMENT
To Prospectus Supplement dated May 23, 2002

$746,863,000 (Approximate)
STRUCTURED ASSET SECURITIES CORPORATION
Mortgage Pass-Through Certificates, Series 2002-HF1

Structured Asset Securities Corporation
Depositor

Aurora Loan Services Inc.
Master Servicer

On May 30, 2002, the Structured Asset Securities Corporation Mortgage Pass-Through Certificates, Series 2002-HF1 (the "Certificates") were issued in an original aggregate principal amount of approximately $746,863,000. Each Certificate represented an undivided interest in the Trust Fund created pursuant to a Trust Agreement dated as of May 1, 2002 by and among Structured Asset Securities Corporation, as Depositor, Aurora Loan Services Inc., as Master Servicer, The Murrayhill Company, as Credit Risk Manager, and Wells Fargo Bank Minnesota, National Association, as Trustee. This Supplement to the above-referenced Prospectus Supplement (the "Prospectus Supplement") supplements and updates certain of the information with respect to the mortgage loans. Capitalized terms not defined herein have the meanings ascribed to them in the Prospectus Supplement.

The information contained in the attached monthly report to Certificateholders is to be read as part of the Prospectus Supplement. **This monthly report was referenced in a previous Supplement dated December 17, 2003, but was omitted from such Supplement.**

The Date of this Supplement is December 29, 2003.

Structured Asset Securities Corporation
Mortgage Pass-Through Certificates
Record Date: 31-Oct-2003
Distribution Date: 25-Nov-2003

22-Nov-2003   11:54:04AM

SASC Series 2002-HF1

Certificateholder Distribution Summary

Class	CUSIP	Certificate Class Description	Certificate Pass-Through Rate	Beginning Certificate Balance	Interest Distribution	Principal Distribution	Current Realized Loss	Ending Certificate Balance	Total Distribution	Cumulative Realized Losses
A	86358RL21	SEN	1.41000 %	314,622,637.76	357,358.88	31,396,410.97	0.00	283,226,226.79	31,753,769.85	0.00
A-IO	86358RL39	SEN	6.00000 %	0.00	815,257.63	0.00	0.00	0.00	815,257.63	0.00
M-1	86358RL47	MEZ	1.77000 %	54,177,000.00	77,247.37	0.00	0.00	54,177,000.00	77,247.37	0.00
M-2	86358RL54	MEZ	2.17000 %	44,502,000.00	77,791.97	0.00	0.00	44,502,000.00	77,791.97	0.00
M-3	86358RL62	MEZ	3.02000 %	27,088,000.00	65,899.08	0.00	0.00	27,088,000.00	65,899.08	0.00
B	86358RL70	SUB	5.27000 %	21,284,000.00	90,356.49	0.00	0.00	21,284,000.00	90,356.49	0.00
X	SAC02HF1X	SEN	0.00000 %	5,805,406.00	1,591,500.30	0.00	0.00	5,805,406.00	1,591,500.30	0.00
P	SAC02HF1P	SEN	0.00000 %	0.00	473,042.98	0.00	0.00	0.00	473,042.98	0.00
R	SAC02H1R1	RES	0.00000 %	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Totals				467,479,043.76	3,548,454.70	31,396,410.97	0.00	436,082,632.79	34,944,865.67	0.00

All distributions required by the Pooling and Servicing Agreement have been calculated by the Certificate Administrator on behalf of the Trustee.

22-Nov-2003   11:54:04AM

SASC Series 2002-HF1

Principal Distribution Statement

Class	Original Face Amount	Beginning Certificate Balance	Scheduled Principal Distribution	Unscheduled Principal Distribution	Accretion	Realized Loss (1)	Total Principal Reduction	Ending Certificate Balance	Ending Certificate Percentage	Total Principal Distribution
A	621,096,000.00	314,622,637.76	0.00	31,396,410.97	0.00	0.00	31,396,410.97	283,226,226.79	0.45601039	31,396,410.97
A-IO	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00000000	0.00
M-1	54,177,000.00	54,177,000.00	0.00	0.00	0.00	0.00	0.00	54,177,000.00	1.00000000	0.00
M-2	44,502,000.00	44,502,000.00	0.00	0.00	0.00	0.00	0.00	44,502,000.00	1.00000000	0.00
M-3	27,088,000.00	27,088,000.00	0.00	0.00	0.00	0.00	0.00	27,088,000.00	1.00000000	0.00
B	21,284,000.00	21,284,000.00	0.00	0.00	0.00	0.00	0.00	21,284,000.00	1.00000000	0.00
X	5,805,406.00	5,805,406.00	0.00	0.00	0.00	0.00	0.00	5,805,406.00	1.00000000	0.00
P	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00000000	0.00
R	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00000000	0.00
Totals	773,952,406.00	467,479,043.76	0.00	31,396,410.97	0.00	0.00	31,396,410.97	436,082,632.79	0.56344890	31,396,410.97

(1) Amount Does Not Include Excess Special Hazard, Bankruptcy, or Fraud Losses Unless Otherwise Disclosed. Please Refer to the Prospectus Supplement for a Full Description.

Structured Asset Securities Corporation
Mortgage Pass-Through Certificates
Record Date: 31-Oct-2003
Distribution Date: 25-Nov-2003

22-Nov-2003   11:54:04AM

SASC Series 2002-HF1

Principal Distribution Factors Statement

Class (2)	Original Face Amount	Beginning Certificate Balance	Scheduled Principal Distribution	Unscheduled Principal Distribution	Accretion	Realized Loss (3)	Total Principal Reduction	Ending Certificate Balance	Ending Certificate Percentage	Total Principal Distribution
A	621,096,000.00	506.56039929	0.00000000	50.55001315	0.00000000	0.00000000	50.55001315	456.01038614	0.45601039	50.55001315
A-IO	0.00	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000
M-1	54,177,000.00	1000.00000000	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000	1000.00000000	1.00000000	0.00000000
M-2	44,502,000.00	1000.00000000	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000	1000.00000000	1.00000000	0.00000000
M-3	27,088,000.00	1000.00000000	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000	1000.00000000	1.00000000	0.00000000
B	21,284,000.00	1000.00000000	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000	1000.00000000	1.00000000	0.00000000
X	5,805,406.00	1000.00000000	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000	1000.00000000	1.00000000	0.00000000
P	0.00	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000
R	0.00	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000

(2) All Classes are per $1000 denomination.

(3) Amount Does Not Include Excess Special Hazard, Bankruptcy, or Fraud Losses Unless Otherwise Disclosed. Please Refer to the Prospectus Supplement for a Full Description.

Structured Asset Securities Corporation
Mortgage Pass-Through Certificates
Record Date: 31-Oct-2003
Distribution Date: 25-Nov-2003

22-Nov-2003   11:54:04AM

SASC Series 2002-HF1

Interest Distribution Statement

Class	Original Face Amount	Current Certificate Rate	Beginning Certificate/ Notional Balance	Current Accrued Interest	Payment of Unpaid Interest Shortfall	Current Interest Shortfall	Non-Supported Interest Shortfall	Realized Loss (4)	Total Interest Distribution	Remaining Unpaid Interest Shortfall	Ending Certificate/ Notional Balance
A	621,096,000.00	1.41000 %	314,622,637.76	357,358.88	0.00	0.00	0.00	0.00	357,358.88	0.00	283,226,226.79
A-IO	0.00	6.00000 %	163,051,525.99	815,257.63	0.00	0.00	0.00	0.00	815,257.63	0.00	93,172,300.57
M-1	54,177,000.00	1.77000 %	54,177,000.00	77,247.37	0.00	0.00	0.00	0.00	77,247.37	0.00	54,177,000.00
M-2	44,502,000.00	2.17000 %	44,502,000.00	77,791.97	0.00	0.00	0.00	0.00	77,791.97	0.00	44,502,000.00
M-3	27,088,000.00	3.02000 %	27,088,000.00	65,899.08	0.00	0.00	0.00	0.00	65,899.08	0.00	27,088,000.00
B	21,284,000.00	5.27000 %	21,284,000.00	90,356.49	0.00	0.00	0.00	0.00	90,356.49	0.00	21,284,000.00
X	5,805,406.00	0.00000 %	5,805,406.00	0.00	0.00	0.00	0.00	0.00	1,591,500.30	0.00	5,805,406.00
P	0.00	0.00000 %	0.01	0.00	0.00	0.00	0.00	0.00	473,042.98	0.00	0.01
R	0.00	0.00000 %	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Totals	773,952,406.00			1,483,911.42	0.00	0.00	0.00	0.00	3,548,454.70	0.00	

(4) Amount Does Not Include Excess Special Hazard, Bankruptcy, or Fraud Losses Unless Otherwise Disclosed. Please Refer to the Prospectus Supplement for a Full Description.

Structured Asset Securities Corporation
Mortgage Pass-Through Certificates
Record Date: 31-Oct-2003
Distribution Date: 25-Nov-2003

22-Nov-2003   11:54:04AM

SASC Series 2002-HF1

Interest Distribution Factors Statement

Class (5)	Original Face Amount	Current Certificate Rate	Beginning Certificate/ Notional Balance	Current Accrued Interest	Payment of Unpaid Interest Shortfall	Current Interest Shortfall	Non-Supported Interest Shortfall	Realized Loss (6)	Total Interest Distribution	Remaining Unpaid Interest Shortfall	Ending Certificate/ Notional Balance
A	621,096,000.00	1.41000 %	506.56039929	0.57536819	0.00000000	0.00000000	0.00000000	0.00000000	0.57536819	0.00000000	456.01038614
A-IO	0.00	6.00000 %	636.36363635	3.18181818	0.00000000	0.00000000	0.00000000	0.00000000	3.18181818	0.00000000	363.63636365
M-1	54,177,000.00	1.77000 %	1000.00000000	1.42583329	0.00000000	0.00000000	0.00000000	0.00000000	1.42583329	0.00000000	1000.00000000
M-2	44,502,000.00	2.17000 %	1000.00000000	1.74805559	0.00000000	0.00000000	0.00000000	0.00000000	1.74805559	0.00000000	1000.00000000
M-3	27,088,000.00	3.02000 %	1000.00000000	2.43277761	0.00000000	0.00000000	0.00000000	0.00000000	2.43277761	0.00000000	1000.00000000
B	21,284,000.00	5.27000 %	1000.00000000	4.24527767	0.00000000	0.00000000	0.00000000	0.00000000	4.24527767	0.00000000	1000.00000000
X	5,805,406.00	0.00000 %	1000.00000000	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000	274.14108505	0.00000000	1000.00000000
P	0.00	0.00000 %	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000
R	0.00	0.00000 %	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000

(5) All classes are per $1000 denomination.

(6) Amount Does Not Include Excess Special Hazard, Bankruptcy, or Fraud Losses Unless Otherwise Disclosed. Please Refer to the Prospectus Supplement for a Full Description.

Structured Asset Securities Corporation
Mortgage Pass-Through Certificates
Record Date: 31-Oct-2003
Distribution Date: 25-Nov-2003

22-Nov-2003   11:54:04AM

SASC Series 2002-HF1

Certificateholder Account Statement

CERTIFICATE ACCOUNT

Beginning Balance	0.00
Deposits	
Payments of Interest and Principal	34,373,529.95
Liquidations, Insurance Proceeds, Reserve Funds	0.00
Proceeds from Repurchased Loans	0.00
Other Amounts (Servicer Advances)	611,653.67
Realized Loss (Gains, Subsequent Expenses & Recoveries)	(310,981.46)
Prepayment Penalties	473,042.98
Total Deposits	35,147,245.14
Withdrawals	
Reimbursement for Servicer Advances	0.00
Payment of Service Fee	202,379.47
Payment of Interest and Principal	34,944,865.67
Total Withdrawals (Pool Distribution Amount)	35,147,245.14
Ending Balance	0.00

PREPAYMENT/CURTAILMENT INTEREST SHORTFALL

Total Prepayment/Curtailment Interest Shortfall	0.00
Servicing Fee Support	0.00
Non-Supported Prepayment/Curtailment Interest	0.00

SERVICING FEES

Gross Servicing Fee	194,782.93
Credit Risk Manager Fee	5,843.49
Trustee Fee	1,753.05
Supported Prepayment/Curtailment Interest Shortfall	0.00
Net Servicing Fee	202,379.47

OTHER ACCOUNTS

Account Type	Beginning Balance	Current Withdrawals	Current Deposits	Ending Balance
Financial Guaranty	0.00	0.00	0.00	0.00
Reserve Fund	1,000.00	0.00	0.00	1,000.00
Financial Guaranty	0.00	0.00	0.00	0.00

Structured Asset Securities Corporation
Mortgage Pass-Through Certificates
Record Date: 31-Oct-2003
Distribution Date: 25-Nov-2003

22-Nov-2003   11:54:04AM

SASC Series 2002-HF1

Loan Status Stratification/Credit Enhancement Statement

DELINQUENT			BANKRUPTCY			FORECLOSURE			REO			TOTAL		
	No. of Loans	Principal Balance		No. of Loans	Principal Balance		No. of Loans	Principal Balance		No. of Loans	Principal Balance		No. of Loans	Principal Balance
			0-29 Days	58	6,202,023.35	0-29 Days	0	0.00	0-29 Days	0	0.00	0-29 Days	58	6,202,023.35
30 Days	288	29,675,108.66	30 Days	23	2,205,946.76	30 Days	0	0.00	30 Days	0	0.00	30 Days	311	31,881,055.42
60 Days	41	3,806,106.29	60 Days	14	1,388,547.22	60 Days	0	0.00	60 Days	0	0.00	60 Days	55	5,194,653.51
90 Days	12	1,178,617.15	90 Days	21	2,014,661.54	90 Days	13	1,234,591.82	90 Days	0	0.00	90 Days	46	4,427,870.51
120 Days	8	914,701.90	120 Days	15	1,622,524.59	120 Days	22	2,488,559.00	120 Days	1	43,256.81	120 Days	46	5,069,042.30
150 Days	4	444,534.83	150 Days	10	944,097.89	150 Days	18	1,921,649.86	150 Days	7	409,986.95	150 Days	39	3,720,269.53
180+ Days	14	1,520,589.23	180+ Days	49	5,235,393.97	180+ Days	99	10,227,976.69	180+ Days	58	4,737,041.68	180+ Days	220	21,721,001.57
	367	37,539,658.06		190	19,613,195.32		152	15,872,777.37		66	5,190,285.44		775	78,215,916.19
	No. of Loans	Principal Balance		No. of Loans	Principal Balance		No. of Loans	Principal Balance		No. of Loans	Principal Balance		No. of Loans	Principal Balance
			0-29 Days	1.478837 %	1.420776 %	0-29 Days	0.000000 %	0.000000 %	0-29 Days	0.000000 %	0.000000 %	0-29 Days	1.478837 %	1.420776 %
30 Days	7.343192 %	6.798052 %	30 Days	0.586435 %	0.505344 %	30 Days	0.000000 %	0.000000 %	30 Days	0.000000 %	0.000000 %	30 Days	7.929628 %	7.303396 %
60 Days	1.045385 %	0.871913 %	60 Days	0.356961 %	0.318092 %	60 Days	0.000000 %	0.000000 %	60 Days	0.000000 %	0.000000 %	60 Days	1.402346 %	1.190005 %
90 Days	0.305966 %	0.270001 %	90 Days	0.535441 %	0.461524 %	90 Days	0.331464 %	0.282824 %	90 Days	0.000000 %	0.000000 %	90 Days	1.172871 %	1.014348 %
120 Days	0.203978 %	0.209542 %	120 Days	0.382458 %	0.371692 %	120 Days	0.560938 %	0.570086 %	120 Days	0.025497 %	0.009909 %	120 Days	1.172871 %	1.161230 %
150 Days	0.101989 %	0.101835 %	150 Days	0.254972 %	0.216276 %	150 Days	0.458950 %	0.440217 %	150 Days	0.178480 %	0.093921 %	150 Days	0.994391 %	0.852249 %
180+ Days	0.356961 %	0.348341 %	180+ Days	1.249363 %	1.199338 %	180+ Days	2.524222 %	2.343052 %	180+ Days	1.478837 %	1.085174 %	180+ Days	5.609383 %	4.975904 %
	9.357471 %	8.599683 %		4.844467 %	4.493042 %		3.875574 %	3.636178 %		1.682815 %	1.189004 %		19.760326 %	17.917907 %

Current Period Class A Insufficient Funds   0.00   Principal Balance of Contaminated Properties   0.00   Periodic Advance   611,653.67

22-Nov-2003   11:54:04AM

SASC Series 2002-HF1

COLLATERAL STATEMENT

Collateral Description	Mixed Fixed
Weighted Average Gross Coupon	9.212236%
Weighted Average Net Coupon	8.712236%
Weighted Average Pass-Through Rate	8.707736%
Weighted Average Maturity (Stepdown Calculation)	309
Beginning Scheduled Collateral Loan Count	4,138
Number of Loans Paid in Full	216
Ending Scheduled Collateral Loan Count	3,922
Beginning Scheduled Collateral Balance	467,479,043.76
Ending Scheduled Collateral Balance	436,082,632.79
Ending Actual Collateral Balance at 31-Oct-2003	436,523,719.69
Monthly P&I Constant	3,942,740.71
Special Servicing Fee	0.00
Prepayment Penalties	473,042.98
Realized Loss Amount	310,981.46
Cumulative Realized Loss	2,224,944.10
Ending Scheduled Balance for Premium Loans	436,082,632.79
Scheduled Principal	353,968.05
Unscheduled Principal	31,042,442.92
Required Overcollateralized Amount	0.00
Overcollateralized Increase Amount	0.00
Overcollateralized Reduction Amount	0.00
Specified O/C Amount	5,805,406.00
Overcollateralized Amount	5,805,406.00
Overcollateralized Deficiency Amount	0.00
Base Overcollateralization Amount	0.00
Extra Principal Distribution Amount	310,981.46
Excess Cash Amount	1,591,500.30